                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SOLIGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                           SOLIGEN TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                              CLASSES A-G WARRANTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Yehoram Uziel
                           Soligen Technologies, Inc.
                             19408 Londelius Street
                          Northridge, California 91324
                                 (818) 718-1221
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)
                                 with a copy to
                               Bruce A. Robertson
                            Garvey, Schubert & Barer
                         1191 Second Avenue, 18th Floor
                         Seattle, Washington 98101-2939
                                 (206) 464-3939

                                  MAY 16, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

================================================================================
                            Calculation of Filing Fee
--------------------------------------------------------------------------------
      Transaction Valuation*                Amount of Filing Fee
             $4,524,800                             $905.00
================================================================================

          * Calculated pursuant to Rule O-11(b)(1) based on the maximum amount of cash to be paid for securities assuming all
                      warrants exercised at $.50 per share

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________________________________
Form or Registration No.:___________________________________________________
Filing Party:_______________________________________________________________
Date Filed:_________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

        (a) The issuer is Soligen Technologies, Inc. ("Company") and the address of its principal executive office is 19408 Londelius Street, Northridge, California 91324

         Existing Warrants. As of the date hereof, the Company has the following Warrants outstanding ("Existing Warrants"):

                                  CURRENT TERMS

================================================================================
     Class      Number of Warrants       Exercise Price         Expiration Date
--------------------------------------------------------------------------------
       A             1,195,000                $1.25                 4/14/98
--------------------------------------------------------------------------------
       B             1,195,000                $2.50                 4/14/98
--------------------------------------------------------------------------------
       C               990,000                $1.50                 6/9/97*
--------------------------------------------------------------------------------
       D               198,000                $0.75                 6/9/97*
--------------------------------------------------------------------------------
       E             3,325,000                $1.50                 1/14/00
--------------------------------------------------------------------------------
       F               532,000                $0.55                 1/26/01
--------------------------------------------------------------------------------
       G             2,000,000                $0.90                 1/14/00
--------------------------------------------------------------------------------
     Total           9,435,000
================================================================================

* Exercise period of Class C and Class D Warrants has been extended to June 30, 1997.

         Amended Terms. The Company is seeking the exercise of all Existing Warrants by amending the terms to include the following exercise and exchange provisions:

         (i) Exercise Offer. The Company is offering the holders of Existing Warrants ("Holders") the option to exercise all Existing Warrants at a reduced exercise price of $0.50 per share. Alternatively, at Holder's option, Holders may exercise Existing Warrants at $0.45 per share if they agree to restrict marketability of the exercised shares for six (6) months from the date of exercise. This Exercise Offer will be available to Holders if and only if they exercise their Existing Warrants on or prior to June 30, 1997, unless such date is extended by the Company. Partial exercise of a Holder's Existing Warrants according to these terms will be permitted. The exercise period of the Class C and Class D Warrants has been extended to June 30, 1997 in order to allow the Holders of such warrants an opportunity to exercise warrants on these amended terms.

         (ii) Exchange Offer. Alternatively, Holders may exchange their Existing Warrants for Common Stock at the exchange ratios indicated in the following table:

                                 TERMS OF OFFER

================================================================================
   Class             Number of             Exercise                Exchange
                     Warrants               Price*                  Ratio
                                                               Warrants/shares
--------------------------------------------------------------------------------
     A               1,195,000               $0.50                   10:1
--------------------------------------------------------------------------------
     B               1,195,000               $0.50                   20:1
--------------------------------------------------------------------------------
     C                 990,000               $0.50                   12:1
--------------------------------------------------------------------------------
     D                 198,000               $0.50                   6:1
--------------------------------------------------------------------------------
     E               3,325,000               $0.50                   8:1
--------------------------------------------------------------------------------
     F                 532,000               $0.50                   2:1
--------------------------------------------------------------------------------
     G               2,000,000               $0.50                   5:1
--------------------------------------------------------------------------------
   Total             9,435,000
================================================================================

* Shareholders who agree to a six (6) month restriction on transfer have the right to exercise their warrants for $0.45 per share.

The Exchange Offer will be available if and only if it is exercised on or before June 30, 1997, unless such date is extended by the Company. Partial exchange of a Holder's Existing Warrants according to these terms will be permitted only if the Holder exercises the remaining portion of the Warrants according to the Exercise Offer. Existing Warrants not exercised or exchanged under the Exercise Offer or the Exchange Offer will remain outstanding and, with the exception of Class C and Class D Warrants (which expire at the close of business on June 30, 1997), will remain exercisable in accordance with their original terms.

         Certain executive officers and directors of the Company are Holders of Warrants. Mr. Yehoram Uziel, the Company's Chief Executive Officer and Chairman of the Board of Directors, has advised the Company that he intends to exercise 5,000 Class A and 5,000 Class B Warrants at $0.45 per share according to the terms of the Exercise Offer. Dr. Mark W. Dowley, a director of the Company, has advised the Company that he intends to exercise 10,000 Class A Warrants, 10,000 Class B Warrants, and 100,000 Class E Warrants at $0.45 per share according to the terms of the Exercise Offer. Mr. Kenneth T. Friedman, a director of the Company, has advised the Company that he intends to exercise all of his 100,000 Class E Warrants at $0.45 per share according to the terms of the Exercise Offer.

         (b) The Common Stock of the Company is listed on the American Stock Exchange, Emerging Company Market. The Existing Warrants are not listed for trading and no market exists for said warrants.

         (c) This issuer tender offer statement is being filed by the Company as issuer.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Due to the fact this transaction is an offer to Holders to exercise their Existing Warrants, there is no source and total amount of funds or other consideration applicable to the Company. The Company will use existing working capital to pay expenses associated with this transaction.

         (b) No part of the expenses related to this offer is expected to be borrowed, directly or indirectly, for purposes of the Exercise Offer or the Exchange Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The purpose of the Exercise Offer described in Item 1 above is to assist the Company in raising capital by providing Holders with an incentive to exercise their warrants. As disclosed in the Company's quarterly report for the period ended December 31, 1996, the Company does not expect its current cash reserves to be adequate beyond June 30, 1997. In addition, the Company believes the Exchange and Exercise Offers, if successful, will benefit shareholders and the Company by eliminating all or a portion of the "overhang" of warrants that may constrict stock prices.

         Except as described above with respect to the Exercise Offer and Exchange Offer, there are no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

         (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the issuer;

         (f) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) Causing a class of equity security of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity security of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i) The suspension of the issuer's obligation to file reports pursuant to Section 15(d) of the Act.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         No transaction by the Company, any executive officer or director of the Company, any person controlling the Company or any associate or subsidiary of such person in the Existing Warrants was effected in the past 40 business days.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         There is no contract, arrangement, understanding or relationship relating, directly or indirectly, to the Exercise Offer or Exchange Offer between the Company (including its executive officers and directors) and any person with respect to any securities of the Company.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The transaction described herein will be conducted by the Company through its executive officers, and no other person has been retained to make solicitations or recommendations in connection with this transaction.

ITEM 7.  FINANCIAL INFORMATION.

         The Company's audited financial statements for the fiscal years ended March 31, 1996 and March 31, 1995, and the Company's unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings for the three and nine-month periods ended December 31, 1996 are filed as Exhibits 9.2 and 9.3 hereto and are incorporated herein by this reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) Registration of Shares Issued Upon Exercise or Exchange. Shares of Common Stock issuable upon exercise of all Existing Warrants other than Series F Warrants have been registered pursuant to a registration statement on Form S-3 (the "S-3") (Regis. No. 333-3692) filed by the Company and declared effective by the Securities and Exchange Commission (the "Commission") on April 14, 1997. Subject to the six-month restriction on transfer for Holders who elect to exercise at $0.45 per share, shares issued upon exercise or exchange of Series A, B, C, D, E and G Warrants on the terms described herein are eligible for resale by Holders pursuant to the S-3; provided, that such sales must be conducted in accordance with the prospectus delivery and other requirements applicable to sales under the S-3, as well as the requirements of applicable state Blue Sky laws.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The following material is filed as Exhibits:

                  9.1 Offer letter, letter of transmittal and related materials given to Holders by the Company in connection with the tender offer.

                  9.2 The Company's audited financial statements for the years ended March 31, 1996 and March 31, 1995, which are incorporated herein by reference from the Company's Annual Report on Form 10-KSB/A as filed with the Commission on February 27, 1997.

                  9.3 The Company's unaudited balance sheets and comparative year-to-date income statements, statements of cash flow and related earnings for the three and nine-month periods ended December 31, 1996, which are incorporated by reference from the Company's Quarterly Report on Form 10-QSB as filed with the Commission on February 10, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 16, 1997                           SOLIGEN TECHNOLOGIES, INC.
(Date)


                                       By
                                         ------------------------------------
                                         Yehoram Uziel, President, Chief
                                         Executive Officer and Chairman of the
                                         Board of Directors

                                  EXHIBIT INDEX

                                                                                 SEQUENTIAL
EXHIBIT NO.                                                                       PAGE NO.
-----------                                                                      ----------
9.1            Offer Letter, letter of transmittal and related materials given to Holders by the Company in connection with the tender offer.

9.2 Audited financial statements for years ended March 31, 1996 and March 31, 1995 - Incorporated by reference to the Company's
               Annual Report on Form 10-KSB as filed with the Commission on February 27, 1997.

9.3 Unaudited financial statements for the three and nine-month periods ended December 31, 1996 - Incorporated by reference to the Company's Quarterly Report on Form 10-QSB as filed with the Commission on February 10, 1997.

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